EXHIBIT 12.1

CIPS Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31,				Year Ended December 31,
	2009		2010		2005	2006	2007		2008		2009
Net income from continuing operations	$28,897		$9,291		$42,998	$37,372	$16,535		$14,739		$28,897
Add- Taxes based on income	16,265		7,343		24,596	15,539	9,322		5,199		16,265

Net income before income taxes	45,162		16,634		67,594	52,911	25,857		19,938		45,162
Add- fixed charges:
Interest on short-term and long-term debt	28,315	(1)	7,172	(1)	28,969	29,932	36,670	(1)	29,422	(1)	28,315	(1)
Estimated interest cost within rental expense	1,216		299		—	726	899		760		1,216
Amortization of net debt premium, discount, and expenses	881		189		953	1,025	1,105		1,024		881

Total fixed charges	30,412		7,660		29,922	31,683	38,674		31,206		30,412

Earnings available for fixed charges	75,574		24,294		97,516	84,594	64,531		51,144		75,574
Ratio of earnings to fixed charges	2.48		3.17		3.25	2.67	1.66		1.63		2.48
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,512		628		2,512	2,512	2,512		2,512		2,512
Adjustment to pretax basis	1,414		496		1,437	1,045	1,416		886		1,414
	3,926		1,124		3,949	3,557	3,928		3,398		3,926

Combined fixed charges and preferred stock dividend requirements	$34,338		$8,784		$33,871	$35,240	$42,602		$34,604		$34,338

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.20		2.76		2.87	2.40	1.51		1.47		2.20

(1)          Includes interest expense related to uncertain tax positions.